Exhibit 4.2

NEUROSENSE THERAPEUTICS LTD.

2018 SHARE INCENTIVE PLAN

AMENDED BY THE BOARD OF DIRECTORS

ON AUGUST 30, 2022

NEUROSENSE THERAPEUTICS LTD.

2018 SHARE INCENTIVE PLAN

1. Purpose. The purpose of this 2018 Share Incentive Plan (the “Plan”) is to advance the interests of the Company and its shareholders by attracting and retaining the best available personnel for positions of substantial responsibility, providing additional incentives to employees, officers, directors, Consultants and promoting a close identity of interests between those persons and the Company and/or an Affiliate (as defined below). The provisions specified hereunder apply only to persons who are subject to taxation by the State of Israel with respect to their Awards (as defined below).

2. Definitions

2.1 Defined Terms. Initially capitalized terms, as used in this Plan, shall have the meaning ascribed thereto as set forth below:

“102 Participant”	means, an Israeli tax resident who is an employee or a director of the Company or an Israeli Affiliate, on behalf of whom an Award is granted under Section 102.

“Administrator”	means the Board, or a committee to which the Board shall have delegated power to act on its behalf with respect to the Plan. The Administrator, if it is a committee, shall consist of such number of members (but not less than two (2)) as may be determined by the Board.

“Affiliate(s)”	means a present or future company that either (i) Controls the Company, (ii) is Controlled by the Company; or (iii) is Controlled by the same person or entity that Controls the Company.

“Applicable Law”	means all laws applicable to the grant of Awards pursuant to this Plan, including but not limited to the requirements under tax laws, social security laws, security laws, companies laws, any stock exchange or quotation system on which the Shares are listed or quoted, the applicable law in the country or jurisdiction of any such system, and the applicable law of any other country or jurisdiction where Awards are granted under the Plan.

“Articles”	means the Articles of Association of the Company, as may be amended from time to time.

“Award”	means, individually or collectively, Options, Shares, Restricted Shares, or Restricted Share Units.

“Board”	means the board of directors of the Company.

“Capital Gains Track Through a Trustee”	means the Company’s choice of the capital gains track of taxation for share allocation to employees under Section 102 through a trustee.

“Cause”	means, when used in connection with the termination of a Participant’s employment with, or services to the Company or an Affiliate, and forming the basis of such termination: (a) the definition ascribed to Cause in the individual employment agreement or services agreement between the Company and/or its Affiliate and the Participant; or (b) if no such definition exists, then any of the following, including but not limited to: dishonesty toward the Company or Affiliate, insubordination, substantial malfeasance or nonfeasance of duty, unauthorized disclosure of confidential information and conduct substantially prejudicial to the business of the Company or Affiliate; or any substantial breach by the Participant of: (A) his or her employment or service agreement with the Company or an Affiliate; or (B) any other obligations towards the Company or an Affiliate. For the sake of clarity, it is hereby clarified that the Administrator may adopt another definition(s) for the term “Cause” in the applicable Grant Letter.

“Commencement Date”	means the date of commencement of the vesting schedule with respect to a Grant of Awards which, unless otherwise determined by the Administrator, shall be the date on which such Awards shall be granted.

“Company”	means NeuroSense Therapeutics Ltd., a company incorporated under the laws of the State of Israel.

“Consultant”	means an Israeli resident, who serves as a consultant or adviser of the Company or of an Israeli resident Affiliate and is not entitled to receive Awards under Section 102, on behalf of whom an Award is granted under Section 3(i). For the sake of clarity, non-Israeli consultants or advisers to the Company or any of its Affiliates may only be granted Awards under Section 3(i).

“Control” or “Controlled”	shall have the meaning ascribed thereto in Section 102.

“Date of Grant”	shall have the meaning set forth in Section 6.2 of this Plan.

“Director”	means a member of the Board.

“Disability”	means total and permanent physical or mental impairment or sickness of a Participant, making it impossible for the Participant to continue such Participant’s employment with or service to the Company or Affiliate. For the sake of clarity, it is hereby clarified that the Administrator may adopt another definition(s) for the term “Disability” in the applicable Grant Letter.

“Earned Income Track”	means the Company’s choice of the work income course of taxation for share allocation to employees under Section 102 through a trustee.

“Election”	shall have the meaning set forth in Section 11.1 of this Plan.

“Employee”	shall have the meaning set forth in Section 102.

“Exercise Conditions”	means a vesting schedule and/or Performance Conditions.

“Exercise Notice”	shall have the meaning set forth in Section 7.4(a) of this Plan.

“Exercise Price”	means the price determined by the Administrator in accordance with Section 7.1 below which is to be paid to the Company in order to exercise a Granted Award and convert such Award into an Underlying Share.

“Exercised Share”	means a Share issued upon exercise of an Award or vesting of an Award, as applicable, or, if applicable, a freely transferable Share issued to a Participant not resulting from another type of Award.

“Fair Market Value”	means, as of any date, the value of a Share determined as follows: (i) if the Company’s shares are listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Select Market, Nasdaq Global Market or the Nasdaq Capital Market of the Nasdaq Stock Market, the Fair Market Value shall be the closing sales price of such shares (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; without derogating from the above and solely for the purpose of determining the tax liability pursuant to Section 102 (and in particular Section 102(b)(3)), if on the date of grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety days following the date of grant under the Section 102 Capital Gains Track Through a Trustee, the Fair Market Value of a Share on its date of grant shall be determined in accordance with the average value of the Company’s shares during the thirty trading days immediately preceding the date of grantor during the thirty (30) trading days immediately following the date of registration for trading (if the Company’s shares will be listed within ninety days following the date of grant), as the case may be; or (ii) if the Company’s shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Company’s shares on the last market trading day prior to the day of determination; or (iii) in the absence of an established market for the Company’s shares, the Fair Market Value shall be determined in good faith by the Administrator (including in accordance with an independent third party valuation of the Company which may be obtained by the Administrator).

“Grant Letter”	means a written agreement between the Company to a Participant evidencing the terms and conditions of an individual grant of Awards. The Grant Letter shall specify among others: (i) the Tax Provision under which the Award is granted; (ii) the Tax Track that the Company has elected according to Section 11 of the Plan (if applicable); (iii) the Exercise Price, if applicable; (iv) the number of Awards granted to the Participant; (v) the Date of Grant; and (vi) the vesting schedule (including acceleration events, if any).

“Grant of Awards” or “Granted Awards”	means the grant of Awards by the Company to a Participant pursuant to a Grant Letter.

“Holding Period”	means with respect to Awards granted under Section 102, the minimum period in which the Awards granted to a Participant or, upon exercise thereof, the Underlying Shares, are to be held by the Trustee on behalf of the Participant, in accordance with Section 102, and pursuant to the Tax Track which the Company elected.

“IPO”	means the initial public offering of shares of the Company and the listing of such shares for trading on any recognized stock exchange or over-the-counter or computerized securities trading system.

“ITA”	means the Israeli Tax Authority.

“Merger Transaction” or “Merger”	means any of the following but excluding any Re-organization or Spin-off Transaction: (a) a sale of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries; or (b) a sale of all or substantially all of the shares of the share capital of the Company whether by a single transaction or a series of related transactions which occur either over a period of 12 months or within the scope of the same acquisition agreement; or (c) a merger, consolidation or like transaction of the Company with or into another corporation in which the Company is not the surviving entity, including a reverse triangular merger but excluding a merger which falls within the definition of Re-organization. For the sake of clarity, whether a transaction is a “Merger Transaction” or “Merger” shall be finally and conclusively determined by the Board in its absolute discretion.

“Option”	means an option to purchase one Share of the Company.

“Non-Qualified Participant”	means a person who is not qualified to receive Awards under the provisions of Section 102, on behalf of whom an Award is granted under Section 3(i).

“Participant”	means 102 Participant, or a Non-Qualified Participant, or a Consultant.

“Performance Based Award”	means a performance based Award as defined in Section 8B.1 below.

“Performance Conditions”	mean Performance Conditions as defined in Section 8B.1 below

“Plan” or “Incentive Plan”	means this 2018 Share Incentive Plan, as may be amended from time to time.

“Re-organization”	means, any re-domestication of the Company, share flip, creation of a holding company for the Company which will hold substantially all of the shares of the Company or any other transaction involving the Company in which the ordinary shares of the Company outstanding immediately prior to such transaction continue to represent, or are converted into or exchanged for shares that represent, immediately following such transaction, at least a majority, by voting power, of the share capital of the surviving, acquiring or resulting corporation and in which there is no material change to the interests held by the Shareholders prior to such transaction and thereafter.

“Restricted Share”	means a Share issued under this Plan to a Participant for such consideration, if any, and subject to such restrictions as established by the Company, as detailed in Section 8A below

“RSU”	means Restricted Share Unit, as defined in Section 8 below.

“Retirement”	means the termination of a Participant’s employment as a result of his or her reaching the earlier of (i) the age of retirement as defined by the Applicable Law; or (ii) the age of retirement specified in the Participant’s employment agreement.

“Section 102”	means Section 102 of the Tax Ordinance.

“Section 102 Rules”	means the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003.

“Section 3(i)”	means section 3(i) of the Tax Ordinance and the applicable rules thereto or under applicable regulations.

“Service Provider”	means an Employee, Director or Consultant.

“Share” “Shareholders”	means, ordinary share(s) of the Company, having a no par value. means, the shareholders of the Company.

“Spin-off Transaction”	means, any transaction in which assets of the Company are transferred or sold to a company or corporate entity in which the Shareholders hold equal stakes, pro-rata to their ownership of the Company.

“Tax Ordinance”	means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.

“Tax Provision”	means, with respect to the Grant of Awards, the provisions of one of the three Tax Tracks in Section 102, or the provisions of Section 3(i).

“Tax Track”	means one of the three tax tracks described under Section 102, specifically: (1) the Capital Gains Track Through a Trustee; (2) Earned Income Track; or (3) the Income Tax Track Without a Trustee.

“Term of the Awards”	means, with respect to granted but unexercised Awards, the time period set forth in Section 9 below.

“Trust Agreement”	means the agreement/s between the Company and the Trustee regarding the Awards granted under this Plan to Section 102 Partipants and the underlying Shares to be held in trust, as in effect from time to time.

“Trustee”	means a trustee appointed by the Company and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Tax Ordinance, to hold in trust, the Granted Awards and the Underlying Shares issued upon exercise of such Awards, on behalf of Participants. The Trustee may be replaced from time to time subject to the provisions of Section 102.

“Underlying Shares”	means Shares issued or to be issued upon exercise of the Awards granted in accordance with the Plan.

2.2 General. Without derogating from the meanings ascribed to the capitalized terms above, all singular references in this Plan shall include the plural and vice versa, and reference to one gender shall include the other, unless otherwise required by the context.

3. Shares Available for Awards. The total number of Underlying Shares reserved for issuance under the Plan and any modification thereof, shall be:

(a) 1,400,000 Shares, plus

(b) an annual increase to be added as of the first day of the Company’s fiscal year, beginning in 2022 and occurring each year thereafter through 2032, equal to the 4% of the total number of Shares issued and outstanding on a fully-diluted basis as of the end of the Company’s immediately preceding fiscal year (or such lesser number of shares, including no shares, determined by the Board in its sole discretion).

Such number of Shares shall be subject to adjustment as required for the implementation of the provisions of the Plan, in accordance with Section 4 below. In the event that Awards are expired or forfeited or otherwise terminated in accordance with the provisions of the Plan, such expired or terminated Awards shall become available for future grants under the Plan.

4. Adjustments

4.1 Changes in Capitalization. Subject to any required action by the Shareholders, the number of Underlying Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, and the per share exercise price of each such Award, shall be proportionately and equitably adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, combination, reclassification, the payment of a stock dividend on the Shares or any other increase or decrease in the number of such Shares effected without receipt of consideration by the Company without changing the aggregate exercise price, provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration. Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award. The Administrator may, if it so determines in the exercise of its sole discretion, also make provision for proportionately adjusting the number or class of securities covered by any Award, as well as the price to be paid therefor, in the event that the Company effects one or more reorganizations, recapitalizations, rights offerings, or other increases or reductions of its outstanding Shares, and in the event of the Company being consolidated with or merged into any other corporation.

4.2 Merger Transaction. In the event of a Merger Transaction, any and all outstanding and unexercised unvested Awards will be cancelled for no consideration, unless determined otherwise by the Administrator. The Administrator at its sole and absolute discretion may decide: (i) if and how the unvested Awards, as the case may be, shall be canceled, exchanged, assumed, replaced, repurchased or accelerated; (ii) if and how vested Awards (including Awards with respect to which the vesting period has been accelerated) shall be exercised, exchanged, assumed, replaced and/or sold by the Trustee or the Company (as the case may be) on behalf of the Participants, including determining that all unexercised vested Awards shall be cancelled for no consideration upon a Merger Transaction; (iii) how Underlying Shares issued upon exercise of the Options (or, if applicable, the vesting of other Awards) granted under of the trust tracks and held by the Trustee on behalf of 102 Participants shall be replaced and/or sold by the Trustee on behalf of these Participant; and (iv) how any treatment of Awards and underlying Shares may be made subject to any payment or escrow arrangement, or any other arrangement determined within the scope of the Merger Transaction in relation to Awards and underlying Shares of the Company.

In the case of assumption and/or substitution of Awards, appropriate adjustments shall be made so as to reflect such action and all other terms and conditions of the Grant Letter shall remain unchanged, including but not limited to the vesting schedule, all subject to the determination of the Board, which its determination shall be at its sole discretion and final. The grant of any substitutes for the Awards to Participants further to a Merger Transaction, as provided in this section, shall be considered to be in full compliance with the terms of this Plan. The value of the exchanged Awards pursuant to this section shall be determined in good faith solely by the Board, based on the Fair Market Value, and its decision shall be final and binding on all the Participants.

For the purposes of this section, the mechanism for determining the assumption or exchange as aforementioned shall be agreed upon between the Board and the successor company.

Without derogating from the above, in the event of a Merger Transaction, the Board shall be entitled, at its sole discretion, to require the Participants to exercise all vested Awards within a set time period and sell all of their Shares on the same terms and conditions as applicable to the other shareholders selling their Company’s Shares as part of the Merger Transaction. Each Participant acknowledges and agrees that the Board shall be entitled, subject to any applicable law, to authorize any one of its members to sign any agreement and any share transfer deeds in customary form with respect to the Shares held by such Participant and that such agreement and share transfer deed, as applicable, shall bind the Participant.

Despite the aforementioned and for the avoidance of any doubt, if and when the method of treatment of Awards within the scope of a Merger Transaction, as provided above, will in the sole opinion of the Board prevent the consummation of the Merger Transaction, or materially risk the consummation of the Merger Transaction, the Board may determine different treatment for different Awards held by Participants such that not all Awards will be treated equally within the scope of the Merger Transaction.

4.3 Fraction of Shares. In the event that the Company will be required to issue to a Participant a fraction of a Share pursuant to this Section 4, the Company will not issue fraction of a Share and the number of Shares shall be rounded down to the closest whole number of Shares.

4.4 Calculation. For the purposes of this section, the Company’s calculation will be final, and the Participant shall have no claims or demands against the Company or anyone on its behalf.

4.5 Re-Organization. In the event of a Re-Organization the Shares underlying the Awards subject to the Plan shall be exchanged or converted into Shares of the Company or successor company in accordance with the exchange effectuated in relation to the Shares of the Company, and the Exercise Price and quantity of shares shall be adjusted in accordance with the terms of the Re-organization. The adjustments required thereby shall be determined in good faith solely by the Board.

4.6 Spin-Off Transaction. In the event of a Spin-Off Transaction, the Board may determine that the holders of Awards shall be entitled to receive equity in the new company formed as a result of the Spin-Off Transaction, in accordance with equity granted to the ordinary Shareholders within the Spin-Off Transaction, taking into account the terms of the Awards, including the vesting schedule and Exercise Price. The determination regarding the Participant’s entitlement within the scope of a Spin-Off Transaction shall be in the sole and absolute discretion of the Board.

5. Administration of the Plan

5.1 Power. Subject to the Applicable Law, the Articles and any resolution to the contrary by the Board, the Administrator is authorized, at its sole and absolute discretion, to exercise all powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan (subject to the approval of the Board, if such approval is required by the Applicable Law) including, without limitation:

(A) to determine: (i) the Participants in the Plan, the number of Awards for each Participant’s benefit and the Exercise Price; (ii) the time or times at which Awards shall be granted; (iii) whether, to what extent, and under what circumstances an Award may be settled, canceled, forfeited, exchanged, or surrendered; (iv) any terms and conditions in addition to those specified in the Plan under which an Award may be granted; (v) any measures, and to take any actions, as deemed necessary or advisable for the administration and implementation of the Plan; (vi) the terms and conditions under which a Participant may elect to receive Ordinary Shares upon the exercise of the Award or in exchange for the Underlying Shares; (vii) subject to Applicable Law, to make an Election and (viii) to appoint a Trustee; and

(B) to interpret the provisions of the Plan and to take all actions resulting therefrom including without limitation: (i) subject to Section 7 below, to accelerate the date on which Granted Award under the Plan becomes exercisable; (ii) to waive or amend Plan provisions relating to exercise of Awards, including exercise of Awards after termination of employment, for any reason; and (iii) to amend any of the terms of the Plan, or any prior determinations of the Administrator.

5.2 Limitations. Notwithstanding the provisions of Section 5.1 above, no interpretations, determinations or actions of the Administrator shall contradict the provisions of Applicable Law, and no waiver or amendment with respect to the Plan shall have a material adverse affect on any Participant’s rights in connection with any Granted Award under the Plan without receiving the consent of such Participant.

6. Grant of Options

6.1 Conditions for Granting Options. Options may be granted at any time after the fulfillment of all of the following conditions: (i) the Plan has been approved by the necessary corporate bodies of the Company; (ii) thirty (30) days after a request for approval of the Plan has been filed for approval with the ITA or any longer period, as pursuant to the requirements of the Tax Ordinance; (iii) the Grant has been approved by the necessary corporate bodies of the Company; and (iv) all other approvals, consents or requirements necessary by Applicable Law have been received or met.

6.2 Date of grant. The date on which Options shall be deemed granted under the Plan shall be the date on which the Company’s Board approved the grant or the date specified as the date of grant in the Grant Letter, if specified (the “Date of Grant”).

6.3 Eligibility for Options. The Administrator may grant Options to any Employee, officer, Director, or Consultant of the Company and its Affiliates.

6.4 Grant Letter. Any grant of Options to a Participant shall be made in a form of a Grant Letter and shall include a copy of the Plan. The receipt by a Participant of such Grant Letter shall be deemed as consent by such Participant that the Option is subject to all the terms and conditions of the Grant Letter and the Plan.

6.5 Material Breach. In an event of a material breach by a Participant of the terms of this Plan or the Grant Letter provided to the Participant, or the applicable engagement agreement with such Participant, and without derogating from any of the remedies available to the Company under any Applicable Law, the Company may, at its sole discretion, after sending a written notice to such Participant, forfeit the right of the Participant to some or all the Options granted to such Participant.

7. Exercise of Options and Sale of Shares

7.1 Exercise Price; Purchase Price. The Exercise Price per Underlying Share deliverable upon the exercise of an Option shall be determined by the Administrator. The Exercise Price shall be set forth in the respective Grant Letter.

7.2 Vesting Schedule. All Options granted on a certain date may be subjected to continued employment with or service to the Company or Affiliate by the Participant, become vested and exercisable in accordance with the vesting schedule as shall be determined by the Administrator for each Participant and detailed in the respective Grant Letter.

7.3 minimum Exercise. Unless otherwise determined by the Administrator, no exercise of Options by any Participant shall be for a quantity of less than 10% of the Granted Options. An Option may not be exercised for fractional shares. The exercise of a portion of the Granted Options shall not cause the expiration, termination or cancellation of the remaining unexercised Options.

7.4 Manner of Exercise. An Option may be exercised by and upon the fulfillment of the following prerequisite terms and conditions:

(A) Exercise Notice- The signing by the Participant, and delivery to both the Company (at its principal office) and the Trustee (if the Options are held by a Trustee), of an exercise notice form as prescribed by the Administrator, with such details including but not limited to: (i) the identity of the Participant; (ii) the number of Options to be exercised; and (iii) the Exercise Price to be paid (the “Exercise Notice”).

(B) Exercise Price- The payment by the Participant to the Company, in such manner as shall be determined by the Administrator, of the Exercise Price with respect to all the Options exercised, as set forth in the Exercise Notice.

(C) Issuance of Underlying Shares- Upon the delivery of a duly signed Exercise Notice and the payment to the Company of the Exercise Price with respect to all the Options specified therein, the Company shall issue the Underlying Shares to the Trustee (according to the applicable Holding Period) or to the Participant, as the case may be.

(D) Expenses- All costs and expenses including broker fees and bank commissions, derived from the exercise of Options or Underlying Shares, shall be borne solely by the Participant.

7.5 Net Exercise. Notwithstanding the provisions of Section 7.4 above, the Board may determine (and, if so, only if indicated the same in the Grant Letter or amendment thereto) that Options may be exercised (either as an alternative for the cash exercise method in Section 7.4 or as the only exercise method) using the following method (the “Net Exercise”):

(a) Upon exercise of the Options, the Company shall issue to the Participant (or for his benefit) the Net Exercise Shares (as defined below), and the following formula shall apply:

X=Y(A-B) / A

Whereas:

X = The number of Shares resulting from the exercise of the Options (the “Net Exercise Shares”).

Y = The number Options in respect of which an Exercise Notice has been delivered to the Company.

A= The Fair Market Value.

B= The Exercise Price.

(b) The Participant shall not be required to pay to the Company any sum with respect to the exercise of such Options.

(c) In any event, no fractional Shares will be issued to the Participant and the number of Shares granted to the Participant under the Plan shall be rounded off (upward or downward, as the Administrator shall determine) to the nearest whole number.

7.6 Exercise Restrictions. Notwithstanding anything to the contrary herein, in the event the Participant initiates any legal proceedings to be maintained or instituted against the Company or its Representatives or participates in any manner in any legal proceedings against the Company or its respective Representatives at any time, the Participant’s right to exercise any unexercised Options granted to such Participant, whether vested or not on such date, shall cease as of such date and the Options shall thereupon expire. For purposes of this Section only, the term “Representatives” shall mean the respective past, present and future officers, directors, employees, consultants, holders of equity securities, Affiliates, successors and assigns.

8. Restricted Share Units

8.1 Subject to the sole and absolute discretion and determination of the Administrator, the Administrator may decide to grant under the Plan, Restricted Share Unit(s) (“RSU(s)”). A RSU is a right to receive a Share of the Company, under certain terms and conditions, for no consideration. Upon the lapse of the Exercise Conditions of a RSU, such RSU shall automatically vest into an Exercised Share of the Company (subject to adjustments under Section 4 herein).

8.2 Unless determined otherwise by the Administrator, in the event of a Termination of Employment (as defined under section 11.1 below) of a Participant, for any reason, whether voluntary or involuntary (including the Participant’s death or disability), then all RSUs theretofore granted to such Participant when such Participant was a Service Provider of the Company that are not vested on the date of Termination of Employment, shall terminate immediately and have no legal effect.

8.3 All other terms and conditions of the Plan applicable to Options (section 6 and 7 above), shall apply to RSUs, mutatis mutandis. It is clarified, that without deviating from the foregoing in Sub-Section 8.2, the provisions of Section 11 herein, shall, mutatis mutandis, apply to RSUs in the event of Termination of Employment (as defined under section 11.1 below).

8A. Restricted Share

8A.1 Restricted Share Awards may be granted upon such terms and conditions, as the Administrator shall determine.

8A.2 Purchase Price. No monetary payment (other than payments made for applicable Taxes) shall be required as a condition of receiving Shares pursuant to a grant of Restricted Shares.

8A.3 Vesting and Restrictions on Transfer. Shares issued pursuant to any Restricted Shares may (but need not) be made subject to Exercise Conditions as described herein, as shall be established by the Administrator and set forth in the applicable Grant Letter evidencing such Award. During any restriction period in which Shares acquired pursuant to an award of Restricted Shares remain subject to Exercise Conditions, such Shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of unless otherwise provided in the Plan. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of Shares hereunder, and the Company may place appropriate legends evidencing any such transfer restrictions on the relevant share certificates.

8A.4 Voting Rights; Dividends and Distributions. Except as provided in this section and in any Grant Letter, during any restriction period applicable to Shares subject to an award of Restricted Shares, the Participant shall have all of the rights of a shareholder of the Company holding Shares, including the right to receive all dividends and other distributions paid with respect to such Shares. However, in the event of a dividend or distribution paid in Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4, any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant is entitled by reason of the Participant’s award of Restricted Shares shall be immediately subject to the same Exercise Conditions as the Shares subject to the award of Restricted Shares with respect to which such dividends or distributions were paid or adjustments were made.

8A.5 Termination of Employment. Unless otherwise provided by the Administrator, in the event of Termination of Employment (as defined under section 11.1 below) of a Participant, for any reason, whether voluntary or involuntary (including the Participant’s death or disability), then the Participant shall forfeit to the Company any Shares acquired by the Participant pursuant to an award of Restricted Shares which remain subject to Exercise Conditions as of the date of Termination of Employment.

8A.6 All other terms and conditions of the Plan applicable to Options (sections 6 and 7 above), shall apply to Restricted Shares, mutatis mutandis. It is clarified, that without deviating from the foregoing in Sub-Section 8A.5., the provisions of Section 11 herein, shall, mutatis mutandis, apply to Restricted Shares in the event of Termination of Employment (as defined under section 11.1 below).

8B. Performance Based Awards:

8B.1 Subject to the sole and absolute discretion and determination of the Administrator, the Administrator may decide to grant Awards under the Plan, the exercise or vesting of which, as applicable, shall be conditional upon the performance of the Company and/or an Affiliate and/or a division or other business unit of the Company or of an Affiliate and/or upon the performance of the Participant, over such period and measured against such criteria as shall be determined by the Administrator and notified to the Participant as part of the Grant Letter (“Performance Based Award(s)”). In granting each Performance Based Award, the Administrator shall establish in writing the applicable performance period (“Performance Period”), performance formula (“Performance Formula”) and one or more performance goals (“Performance Goal(s)”) which, when measured at the end of the Performance Period, shall determine on the basis of said Performance Formula the extent to which the Performance Based Award has vested and/or become exercisable (collectively, the “Performance Conditions”). For the avoidance of doubt, Performance Conditions may be determined for an Award either in addition to, or in substitution for, a Vesting Schedule.

8B.2 After a Performance Based Award has been granted, the Administrator may, in appropriate circumstances, amend any Performance Condition, at its sole and absolute discretion.

8B.3 If, in consequence of the applicable Performance Conditions being met a Performance Based Award becomes vested and/or exercisable in respect of some, but not all of the number of Shares underlying such Award, the portion of the Performance Based Award which did not become vested and exercisable by the end of the Performance Period, shall thereupon lapse and cease to be exercisable in respect of the balance of the Shares over which it was held.

8B.4 Performance Conditions shall not be automatically waived merely due to an event of (i) a Termination of Employment, (ii) a Merger Transaction, (iii) any other adjustment under Section 4 above.

8B.5 Measurement of Performance Goals. Performance Goals shall be established by the Administrator on the basis of targets to be attained with respect to one or more measures of business or financial performance or individual key performance indicators (“KPIs”) that may have the same meanings as used in the Company’s financial statements, or, if such terms are not used in the Company’s financial statements, they may have the meaning applied pursuant to generally accepted accounting principles, or as used generally in the Company’s industry or, if based on individual or other KPIs, in all cases, as determined by the Administrator (“Performance Measures”). For purposes of the Plan, the Performance Measures applicable to a Performance Based Award shall be calculated as instructed by the Administrator, which may include being calculated in accordance with generally accepted accounting principles, excluding the effect (whether positive or negative) of any change in accounting standards or any extraordinary, unusual or nonrecurring item, as determined by the Administrator, occurring after the establishment of the Performance Goals applicable to the Performance Based Award. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Participant’s rights with respect to a Performance Based Award. Performance Measures may be, among others, one or more of the following, as determined by the Administrator: revenue; sales; expenses; operating income; gross margin; operating margin; earnings before any one or more of: share-based compensation expense, interest, taxes, depreciation and amortization; pre-tax profit; net operating income; net income; economic value added; free cash flow; operating cash flow; share price; earnings per share; return on shareholder equity; return on capital; return on assets; return on investment; employee satisfaction and/or individual KPIs; employee retention; balance of cash, cash equivalents and marketable securities; market share; customer satisfaction; product development; research and development expenses; R&D development milestones, including with respect to clinical trials; completion of an identified special project; and completion of a joint venture or other Corporate Transaction.

8B.6 All other terms and conditions of the Plan applicable to Awards, shall apply to Performance Based Awards, mutatis mutandis.

9. Waiver of Award Rights. At any time prior to the expiration of any unexercised Granted Award, a Participant may waive his rights to such Award by a written notice to the Company’s principal office. Such notice shall specify the number of Granted Awards, which the Participant waives, and shall be signed by the Participant. Upon receipt by the Company of a notice of waiver of such rights, such Awards shall expire and shall become available for future Grants under the Plan.

10. Term of the Awards. Unless earlier terminated pursuant to the provisions of this Plan, all granted but unexercised Awards shall expire and cease to be exercisable at 5:00 p.m. Israel time on the 10th anniversary of the Commencement Date of such Awards.

11. Termination of Employment

11.1 Termination of Employment. If a Participant ceases to be an employee, director, officer or Consultant of the Company or Affiliate for any reason (“Termination of Employment”) other than by reason of death, Retirement, Disability or Cause, then any vested but unexercised Awards on the date of Termination of Employment (as shall be determined by the Company or Affiliate, at its sole discretion) granted on the Participant’s behalf (“Exercisable Awards”) may be exercised, if not previously expired, on or prior to the earlier of: (a) 90 days after the date of Termination of Employment; or (b) the end of the Term of the Awards. All other Granted Awards for the benefit of Participant shall expire upon the date of Termination of Employment.

11.2 Termination for Cause. In the event of Termination of Employment of a Participant for Cause, then: (A) the Participant’s right to exercise any unexercised Granted Awards, whether vested or not on the date of Termination of Employment, shall cease as of such date of Termination of Employment, and the Awards shall thereupon expire, and (B) any unvested Shares shall terminate and expire on the day the Participant has been notified of his/her dismissal. Pending a determination of whether a Participant’s conduct, activities or circumstances give rise to Cause, the Administrator shall have the authority to suspend the exercise, payment, delivery or settlement of all or any portion of such Participant’s outstanding Awards pending any investigation of the matter. If subsequent to the Participant’s Termination of Employment, but prior to the exercise of Awards granted to such Participant, the Administrator determines that either prior or subsequent to the Participant’s Termination of Employment, the Participant engaged in conduct which would constitute Cause, then the Participant’s right to exercise the Awards granted to such Participant shall immediately cease upon such determination and the Awards shall thereupon expire. The determination by the Administrator as to the occurrence of Cause shall be final and conclusive for all purposes of this Plan.

11.3 Termination by Reason of Death, Retirement, or Disability

(A) Death- If Termination of Employment is by reason of death of the Participant, than his/her estate, personal representative or beneficiaries may exercise the Participant’s Awards, to the extent it was vested within the sixty (60) days period following the Participant’s death, at any time but not later than the earlier of: (i) the one (1) year anniversary of Participant’s death; or (ii) the end of the Term of the Awards. All other Awards granted for the benefit of a Participant and which have not vested within such 60-days period shall expire upon the date of death.

(B) Disability and Retirement- If Termination of Employment is by reason of Retirement or Disability of the Participant, the Participant may exercise any portion of the Awards which have vested within the ninety (90) days period following the date of Retirement or Disability, at any time but not later than the earlier of: (i) the one (1) year anniversary of the date of Retirement or Disability, as the case may be; or (ii) the end of the Term of the Awards. All other Awards for the benefit of a Participant and which have not vested within such 90 days period shall expire upon the date of Retirement or Disability, as applicable.

11.4 Exceptions. In special circumstances pertaining to the Termination of Employment of a certain Participant, the Administrator may at its sole discretion decide to extend any of the periods stated above in Sections 10.1-10.3.

11.5 Transfer of Employment or Service. Subject to the receipt of appropriate approvals from the ITA, if applicable, a Participant’s right to Awards granted to him/her under this Plan shall not be terminated, expire or forfeited solely as a result of the fact that the Participant’s employment or service as an employee, officer or director changes from the Company to an Affiliate or vice versa. Any and all tax consequence of such a transfer, if any, shall be solely borne by the Participant.

Furthermore, and notwithstanding the foregoing provisions of this Section 11, unless determined otherwise by the Administrator, the transfer of a Participant from a status of an Employee to a status of a Consultant or from a status of a Consultant to a status of an Employee, shall not be deemed a Termination of Employment for purposes hereof.

12. Awards and Tax Provisions. All Awards shall be granted under the Plan in accordance with one of the following Tax Provisions:

(A) The Company may grant Awards to 102 Participant in accordance with the provisions of Section 102 and the Section 102 Rules; and

(B) The Company may Grant Awards to Non-Qualified Participant in accordance with the provisions of Section 3(i).

12.1 Tax Provision Selection. The Company shall elect under which Tax Provision each Award is granted at its sole discretion and in accordance with any Applicable Law (the “Election”). The Company shall notify each Participant in the Grant Letter, under which Tax Provision the Awards and/or Shares are granted and, if applicable, under which Tax Track, each Award is granted.

12.2 Section 102 Trustee Tax Tracks.

(a) If the Company elects to grant Awards to 102 Participants through: (i) the Capital Gains Track Through a Trustee; or (ii) the Earned Income Track, then, in accordance with the requirements of Section 102, the Company shall appoint a Trustee who will hold in trust at least for the Holding period on behalf of each 102 Participant the granted Awards and the Underlying Shares issued upon exercise of such Awards.

(b) The Holding Period for the Awards and/or Shares will be as follows: (i) The Capital Gains Tax Track Through a Trustee - if the Company elects to grant the Awards according to the provisions of this track, then the Holding Period will be 24 months from the Date of Grant, or such period as may be determined in any amendment of Section 102; and (ii) Earned Income Track - if the Company elects to grant Awards according to the provisions of this track, then the Holding Period will be 12 months from the Date of Grant, or such period as may be determined in any amendment of Section 102.

(c) Subject to Section 102 and the Section 102 Rules, Participants shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of the Awards or Underlying Shares before the end of the applicable Holding Period. If a Participant sells or removes the Awards or the Underlying Shares form the Trustee before the end of the applicable Holding Period (“Breach”), the Participant shall pay all applicable taxes imposed on such Breach by Section 7 of the Section 102 Rules.

(d) In the event of a distribution of rights, including an issuance of bonus shares, in connection with Awards and/or Underlying Shares (the “Additional Rights”), all such Additional Rights shall be granted and/or issued to the Trustee for the benefit of Participants, and shall be held by the Trustee at least for the remainder of the Holding Period applicable to the Awards and/or Underlying Shares, as applicable. Such Additional Rights shall be treated in accordance with the provisions of the applicable Tax Track.

12.3 Income Tax Track Without a Trustee. If the Company elects to grant Awards to 102 Participants according to the provisions of the Income Tax Track Without a Trustee, then the Awards will not be subject to a Holding Period.

12.4 Concurrent Conditions. The Holding Period, if any, is in addition to the vesting period with respect to Awards, as specified in Section 7.2 of the Plan or in the Grant Letter. The Holding Period and vesting period may run concurrently, but neither is a substitute for the other, and each are independent terms and conditions for granted Awards.

12.5 Trust Agreement. The terms and conditions applicable to the trust relating to the Tax Track elected by the Company, as appropriate, shall be set forth in Trust Agreement.

13. Term of Shares Held In Trust. Unless otherwise extended by the Administrator, in its sole discretion, no Underlying Shares issued upon exercise of Awards shall be held by the Trustee on behalf of the Participant for a period longer than ten (10) years after the end of the Term of the applicable Awards. The Administrator shall instruct the Trustee as to the transfer of any Underlying Shares

14. Rights as a Shareholder. Unless otherwise specified in the Plan, a Participant shall not have any rights as a Shareholder with respect to Underlying Shares issued under this Plan, until such time as the Shares shall be registered in the name of the Participant in the Company’s register of Shareholders

14.1 Dividend. The Participants shall be entitled to receive any cash dividend paid to the Shareholders with respect to Underlying Shares issued to them under this Plan. Payments of such dividend to the Participants shall be subject to any required tax being withheld or otherwise deducted by the Trustee or the Company, as agreed between the Company and the Trustee, in accordance with Applicable Law.

15. No Special Employment Rights. Nothing contained in this Plan shall confer upon any Participant any right with respect to the continuation of employment by or service to the Company or Affiliate or to interfere in any way with the right of the Company or Affiliate, to terminate such employment or service or to increase or decrease the compensation of the Participant. The Awards are extraordinary, one-time benefits granted to the Participants and are not and shall not be deemed a salary component for any purpose whatsoever, including, in connection with calculating severance compensation under any Applicable Law.

16. Restrictions on Sale of Awards and Shares

16.1 Awards. Awards may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent.

16.2 Acceleration Provision. The Administrator, at its sole discretion, may decide to add a provision in certain Grant Letters, according to which in case of a Merger or other events, all or some of the unvested Awards or/and Shares, shall automatically accelerate, and become fully vested and exercisable upon such event.

16.3 Acknowledgement To Restrictions. As a condition for the grant of Awards and issuance of Underlying Shares thereunder, each Participant shall acknowledge the terms and provisions of the corporate documents of the Company, including organizational documents, as amended from time to time, and all other agreements among the Shareholders which are applicable to the holders of the Company’s Shares and shall agree to be bound by their terms with respect to any restriction applicable to the Shares of the Company (including without limitation, any right of first refusal, co-sale and bring along provisions, as applicable).

17. Tax Matters.

(a) This Plan shall be governed by, and shall conform with and be interpreted so as to comply with, the requirements of Section 102 and any written approval or ruling from the ITA. All tax consequences under any Applicable Law (other than stamp duty) which may arise from the Grant of the Awards, from the exercise of Awards or from the holding or sale of the Underlying Shares (or other securities issued under the Plan) by or on behalf of the Participant or from any other event or act hereunder (whether any act of the Participant or of the Company or its Affiliates or of the Trustee), shall be borne solely on the Participant. The Participant shall indemnify the Company and/or Affiliate and /or the Trustee, as the case may be, and hold them harmless, against and from any liability for any such tax or any penalty, interest or indexing.

(b) Except as otherwise required by Applicable Law, the Company shall not be obligated to honor the exercise of any Award by or on behalf of a Participant or the sale, exchange or other transfer of any Underlying Shares issued upon exercise of Awards until all tax consequences (if any) arising from the exercise of such Awards or sale, exchange or other transfer of Shares are resolved to the full satisfaction of the Company. Without derogating from the above, the Company and/or, when applicable, the Trustee shall not be required to release any share certificate to a Participant until all required payments have been fully made.

(c) If the Company elects to grant Awards according to the provisions of the Income Tax Track Without a Trustee, and if prior to the Exercise of any and/or all of these Awards, such Participant ceases to be an Employee, director, or officer of the Company or Affiliate, the Participant shall deposit with the Company a guarantee or other security as required by law, in order to ensure the payment of applicable taxes upon the Exercise of such Awards, as the case may be.

(d) It is clarified that if any grants made under either of the tax tracks under Section 102 do not comply with the requirement of such tax route, the grant shall be considered subject to the Income Tax Track Without a Trustee, or Section 3(i) or Section 2 of the Tax Ordinance, as applicable, and the Participant irrevocably waives any claim and/or demand it has or may have with respect to the tax treatment of the Award.

18. Withholding Taxes.

(a) Whenever an amount with respect to withholding tax relating to Awards granted to a Participant and/or Underlying Shares issued upon the exercise or vesting thereof is due from the Participant and/or the Company and/or an Affiliate, the Company and/or an Affiliate and/or the Trustee shall have the right to demand from a Participant such amount that would be sufficient to satisfy any applicable withholding tax requirements related thereto, and whenever Shares or any other non-cash assets are to be delivered pursuant to the exercise or vesting of an Award and the sale of Underlying Shares, or transferred thereafter, the Company and/or an Affiliate and/or the Trustee shall have the right to require the Participant to remit to the Company and/or to the Affiliate, or to the Trustee an amount in cash sufficient to satisfy any applicable withholding tax requirements related thereto, and if such amount is not timely remitted, the Company and/or the Affiliate and/or the Trustee shall have the right to withhold or set-off (subject to Applicable Law) such Shares or any other non-cash assets pending payment by the Participant of such amounts. In particular, the Company shall have the right, but not the obligation, to deduct from (i) the Shares issuable to a Grantee upon the exercise or vesting of an Award, or to accept from the Grantee the tender of, and/or to make resales (in the Stock Market, if applicable) of, in each case, a number of whole Shares having a fair market value, as determined by the Company, and/or (ii) Grantee’s compensation (including salary) a cash amount, in each case, that will enable the Company to satisfy any tax withholding obligations of the Company or its Affiliates.

(b) In any case where a tax is required to be withheld in connection with the delivery of Shares of the Company or of an Affiliate under the Plan, the Administrator may at its sole discretion (subject to Applicable Law) grant (either at the time of the grant or thereafter) to a Participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that: (i) the Company reduce the number of Shares to be delivered by (or otherwise reacquire from the Participant) the appropriate number of Shares, valued in a consistent manner at their Fair Market Value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment; or (ii) have the Company withhold from proceeds of the sale of such Shares (either through a voluntary sale or through a mandatory sale arranged by the Company on the Participant’s behalf) the minimum amount required to be withheld.(c) Until all taxes have been paid in accordance with Rule 7 of the Section 102 Rules or any other Applicable Law, Awards and/or Underlying Shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Awards and the Underlying Shares may be validly transferred upon the death of a Participant in accordance with Section 19 of this Plan, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Participant in the event he/she would have survived.

19. No Transfer of Awards. The Trustee shall not transfer Awards to any third party, including a 102 Participant, except in accordance with instructions received from the Administrator.

20. Transfer of Rights Upon Death. No transfer of any Award or Underlying Share issued upon the exercise thereof by will or by the laws of descent shall be effective to bind the Company unless the Company shall have been furnished with all of the following signed and notarized documents: (i) a written request for such transfer and a copy of the legal documents creating and confirming the right of the person acting with respect to the Participant’s estate and of the transferee; (ii) written consent by the transferee to pay any payment due according to the provisions of the Plan and otherwise comply by all the terms of the Plan; and (iii) any such other evidence as the Administrator may deem necessary to establish the right to the transfer of the Granted Awards or Underlying Shares issued upon the exercise thereof and the validity of the transfer.

21. No Right of Others to Awards. Subject to the provisions of the Plan, no person other than the Participant shall have any right with respect to Awards granted to the Participants under the Plan.

22. Expenses and Receipts. The expenses incurred in connection with the administration and implementation of the Plan (including any applicable stamp duty) shall be borne by the Company. Any proceeds received by the Company in connection with the exercise of any Award may be used for general corporate purposes.

23. Required Approvals. The Plan is subject to the receipt of all approvals required under the Applicable Law including under the Tax Ordinance.

24. Treatment of Participants. There is no obligation for uniformity of treatment of Participants.

25. No Conflicts. In the event of any conflict between the terms of the Plan and the Grant Letter, the Plan shall prevail, unless the Grant Letter stated specifically that the conflicting provision in the Grant Letter shall prevail.

26. Participant Undertakings. By execution of any Grant Letter, the Participant shall be deemed to have agreed to the following: (i) agree and acknowledge that he or she have received and read the Plan, the Grant Letter and the Trust Agreement; (ii) undertake all the provisions set forth in Section 3(i) or Section 102 as applicable (including provisions regarding the applicable Tax Track that the Company has elected), the Plan, the Grant Letter and the Trust Agreement (if applicable); (iii) sign any required documentation, including but not limited, an irrevocable power of attorney and proxy; and (iv) to the extent the Awards are granted under Section 102, the 102 Participant shall undertake that subject to the provisions of Section 102 and the Section 102 Rules, he/she shall not sell or release the Awards or Underlying Shares from trust before the end of the Holding Period (if any).

27. Governing Law and Jurisdiction. This Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to its principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to this Plan.

28. Non-Exclusivity of the Plan. The adoption of this Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or imposing any limitations on the power of the Board to adopt other incentive arrangements as it may deem desirable, including, without limitation, the granting of shares or Awards otherwise than under this Plan.

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